As filed with the U.S. Securities and Exchange Commission on November 8, 2005
Registration No. 333-129375
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Pre-Effective Amendment No. 1 to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

Actions Semiconductor Co. Ltd.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, New York 10036
(212) 299-5600
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.	Stephen Peepels, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Jones Day 31/F Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong

It is proposed that this filing become effective under Rule 466
❒ immediately upon filing
❒ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six ordinary shares of Actions Semiconductor Co., Ltd.	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges			Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Actions Semiconductor Co. Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement. Form of Deposit Agreement dated as of November , 2005 among Actions Semiconductor Co. Ltd., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as Exhibit (d) to Registration Statement No. 333-129375 and incorporated herein by reference.

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 8, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Actions Semiconductor Co. Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People's Republic of China on November 8, 2005.

ACTIONS SEMICONDUCTOR CO. LTD.

By:	/s/ Hsiang-Wei (David) Lee
Name:	Hsiang-Wei (David) Lee
Title:	Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Nan-Horng Yeh*	Chief Executive Officer	November 8, 2005
Nan-Horng Yeh	(principal executive officer)

/s/ Hsiang-Wei (David) Lee	Chief Financial Officer	November 8, 2005
Hsiang-Wei (David) Lee	(principal financial and accounting officer)

/s/ Byung-Jin (Peter) Kang*	Director	November 8, 2005
Byung-Jin (Peter) Kang

/s/ Tzu-Yin Chiu*	Director	November 8, 2005
Tzu-Yin Chiu

/s/ Hui-Dong (Terry) Tien*	Director	November 8, 2005
Hui-Dong (Terry) Tien

/s/ Yu-Hsin Casper Lin*	Director	November 8, 2005
Yu-Hsin Casper Lin

/s/ Shao Chuang (Shawn) Li*	Director	November 8, 2005
Shao Chuang (Shawn) Li

/s/ Paul Hsiao*	Director	October 31, 2005
Paul Hsiao

* By:_/s/Hsiang-Wei (David) Lee
Name: Hsiang-Wei (David) Lee
Title: Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the U.S. Securities Act of 1933, as amended, Puglisi & Associates certifies that is the duly authorized representative in the United States of Actions Semiconductor Co. Ltd., has duly caused this Pre-Effective Amendment to Registration Statement on Form F-6 to be signed by the undersigned, thereunto duly authorized, in the City of Newark, Delaware, on the 8th day of November, 2005.

Puglisi & Associates
(Authorized Representative in the United States)

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)
Form of Deposit Agreement (including the Form of American Depositary Receipt), among Actions Semiconductor Co. Ltd., JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.